Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Michael N. Peterson

Partner

215.963.5025

mpeterson@morganlewis.com

February 13, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC  20549

Attention:                                         Geoff Kruczek, Attorney-Adviser, Office of Mergers & Acquisitions

Re:                             NuPathe Inc.

Schedule 14D-9

Filed January 23, 2014

File No. 005-85616

Dear Mr. Kruczek:

On behalf of our client, NuPathe Inc. (the “Company”), we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2014 with respect to the Schedule 14D-9 that was filed by the Company with the Commission on January 23, 2014 (as amended, the “Schedule 14D-9”) in connection with the tender offer that has been made for all of the outstanding shares of common stock of the Company by Train Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation.

Concurrently with this letter, the Company is filing via EDGAR an amendment to the Schedule 14D-9 in response to the Staff’s comments.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require. Capitalized terms used herein but not defined herein have the meaning given to them in the Schedule 14D-9.

Almaty    Beijing    Boston    Brussels    Chicago    Dallas    Dubai*    Frankfurt    Harrisburg    Houston    Irvine    London    Los Angeles    Miami
Moscow    New York    Palo Alto    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Tokyo    Washington    Wilmington

*In association with Mohammed Buhashem Advocates & Legal Consultants

Reasons for the Recommendation, page 27

1. We note your response to prior comment 3. Disclose the substance of your response.

We have revised the “Reasons for the Recommendation” section of the Schedule 14D-9 on page 28 to highlight that the Company Board considered the various analyses conducted by MTS, including the Comparable Companies Analysis, in arriving at its recommendation that the Company stockholders tender their shares pursuant to the Offer.

Opinion of the Company’s Financial Advisor, page 37

2. We note your response to prior comment 5. Disclose the substance of your response, addressing each clause of our prior comment.

We have revised the “Opinion of the Company’s Financial Advisor” section of the Schedule 14D-9 on pages 42-45 to explain certain changes made to the analyses conducted by MTS with respect to the Teva tender offer as compared to the analyses conducted in connection with the Endo tender offer.

Intent to Tender, page 46

3. Given the statement in your response to prior comment 6 that you “did not make any inquiry at any time of [the intent]” to tender by your significant stockholders, please tell us how you fulfilled your disclosure obligations under Item 1012(c) of Regulation M-A. Specifically, tell us how your disclosure reflects what you know “after making reasonable inquiry.”

We have revised the “Intent to Tender” section of the Schedule 14D-9 on page 47 to disclose that based on communications between the Company and Quaker Bioventures II, L.P., BioAdvance Ventures, L.P. and Safeguard Delaware, Inc. subsequent to the original filing of the Schedule 14D-9, the Company was informed that such entities do intend to tender their shares pursuant to the Offer.

Please do not hesitate to contact Jared Zane of Morgan, Lewis & Bockius LLP ((215) 963-5278, jzane@morganlewis.com) or the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule 14D-9.

Sincerely yours,

/s/ Michael N. Peterson
Michael N. Peterson

cc:                                Daniel F. Duchovny, Special Counsel - Office of Mergers & Acquisitions

NuPathe Inc.